EXHIBIT 99.2

OREZONE

OREZONE RESOURCES INC.

OREZONE RESOURCES INC.

ANNUAL INFORMATION FORM

For the Fiscal Year Ended
December 31, 2001

June 28, 2002

GLOSSARY OF MINING TERMS

Air Photo Imagery	Photographs taken from an airplane that are used to interpret geological information on the ground.

Airborne Magnetics	An airborne survey that measures the earth's magnetic field. Used to interpret geological information on the ground.

gAu/t	Grams of gold per tonne. Metric term for concentration of gold(Au) in grams per tonne.

fault trend	The direction of a geological break (fault) on the ground.

IP	Induced polarization. A geophysical survey that measures the ground's ability to hold an electrical current. This generally reflects the amount of sulphide minerals in the ground.

Landsat Satellite Imagery	Satellite images of the ground using up to eight different light frequencies. Images are used to interpret geological conditions on the ground.

Orpaillage site	Local artisanal site where people extract gold by traditional means.

RAB Drilling	Rotary Air Blast drilling.

RC drilling	Reverse Circulation drilling.

Satellite Radar Imagery	Images taken of the ground from a circumnavigational satellite. Uses radar technology that gives a high resolution, cloud free image.

Currency

All dollar amounts referred to herein are in Canadian dollars, unless otherwise noted.

Special Note Regarding Forward Looking-Statements

        Included in this Annual Information Form are certain forward-looking statements with respect to Orezone Resources Inc. (“Orezone” or the “Corporation”). These include statements about management’s expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “anticipate, believe, forecast and expect” and similar words. These forward-looking statements by their nature necessarily involve risk and uncertainties that could cause the actual results to differ materially from those contemplated by such statements, including the factors set out below under the heading “Risk Factors”. If any of these risks or uncertainties were to materialize, or if assumptions underlying the forward-looking statements of management were to prove incorrect, actual results of the Corporation could vary materially from those that are expressed or implied by these forward-looking statements.

ITEM 2:  CORPORATE STRUCTURE

2.1	Name and Incorporation

        Orezone is a Canadian corporation engaged in the investigation, acquisition, exploration and development of mineral properties. The Corporation was incorporated under the Canada Business Corporations Act by articles of incorporation dated September 22, 1989, under the name Garde, Société d’exploration minière inc. By articles of amendment dated November 30, 1995, the Corporation changed its name to Orezone Resources Inc./Ressources Orezone Inc., and the outstanding class “A” shares of the Corporation (the “Shares”) were consolidated on a five (5)-for-one (1) basis. In November, 1999 the shares of the Corporation commenced trading on The Toronto Stock Exchange under the symbol “ORZ”. The registered and principal office of the Corporation is located at 174 Cobourg Street, Suite 201, Ottawa, Ontario, K1N 8H5. The Corporation has a field office in the city of Ouagadougou in Burkina Faso, West Africa.

2.2	Intercorporate Relationships

        The Corporation has one wholly-owned subsidiary, Orezone Inc., which was incorporated under the laws of the British Virgin Islands by Memorandum and Articles of Association dated May 15, 2002.

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Three Year History

        Over the past three years the Corporation has been active in the investigation, acquisition, exploration and development of mineral properties. The Corporation's primary focus over this period of time has been on gold properties in West Africa, particularly in Burkina Faso. A secondary focus has been on diamonds, base metals and precious metals in Canada.

        The most advanced projects of the Corporation are the Intiédougou Property and the Seguenega Property, both of which are located in Burkina Faso. The Corporation has spent a total of $2,023,392 on the Intiédougou Property since 1996. The Corporation acquired a 90% interest in the Seguenega Property in 2001 by issuing Repadre Capital Corporation (“Repadre”) 200,000 Shares.

        In 2002, the Corporation entered into a business combination agreement with Coronation International Mining Corporation (“Coronation”), a company incorporated under the laws of the British Virgin Islands. Coronation is an exploration company that is well established in West Africa (Burkina Faso). Its principal resource property is the Essakan group of six permits (the “Essakan Property”) that is located in the northeast of Burkina Faso, some 330 kilometers by road from the capital, Ouagadougou. See “Mineral Projects” and “Significant Acquisitions and Significant Dispositions”, below, for more detailed descriptions of the Essakan Property and Coronation.

3.2	Significant Acquisitions and Significant Dispositions

        As of the fiscal year ended December 31, 2001, the Corporation had not made any significant acquisitions or significant dispositions. On March 5, 2002, the Corporation signed a letter of agreement with Coronation, a corporation existing under the laws of the British Virgin Islands and based in London, England, under which the two companies agreed to form a business combination. On June 5, 2002 Coronation and Orezone executed a definitive business combination agreement. Under the terms of the business combination agreement, Coronation will merge with Orezone Inc., Orezone’s wholly-owned subsidiary, and continue as Orezone Inc. The closing of this transaction is subject to a number of conditions, including the receipt by both Orezone and Coronation of all necessary regulatory and shareholder approval. Concurrently with the merger of Coronation and Orezone Inc., Orezone expects to complete a private placement financing that will result in the issuance of a maximum of 12,500,000 Shares for total gross proceeds of not less than $2,500,000.

        As noted above, Coronation is an exploration company that is well established in Burkina Faso. Orezone also has several advanced gold projects in Burkina Faso and Mali, and believes that the resurgence in gold prices and increased market awareness in the mining sector makes this an opportune time to implement the proposed merger of Orezone and Coronation. Both Orezone and Coronation have been active in the area of mineral exploration for several years. The companies have complimentary strengths and a substantial asset base that should assist to accelerate the growth of the combined company.

        Pursuant to the terms of the business combination agreement between Orezone and Coronation, Orezone will acquire all of the issued and outstanding ordinary shares in the capital of Coronation in exchange for 21,500,000 Shares. Orezone will also issue a further 12,614,525 Shares, as well as a note in the amount of $572,095, which is convertible for approximately 2,118,870 Shares at a conversion price of $0.27 per Share, in satisfaction of certain debts of Coronation. In addition, 3,747,040 outstanding share purchase warrants of Coronation will be converted into approximately 2,610,535 share purchase warrants of Orezone. Orezone has also agreed to guarantee $1,500,000 in liabilities owed by Coronation to Great Western Mining Company Limited, the principal shareholder of Coronation. Upon completion of the merger of Coronation and Orezone Inc., and upon completion of the concurrent private placement, Orezone will have approximately 71 million Shares issued and outstanding (approximately 80 million Shares on a fully diluted basis).

ITEM 4:  NARRATIVE DESCRIPTION OF THE BUSINESS

4.1	General

Business of the Corporation

        The principal business of the Corporation is to engage in the investigation, acquisition, exploration and development of mineral properties. The Corporation commits its own resources to the initial evaluation of mineral properties, and in select situations if and when warranted, the Corporation will enter into joint ventures with other businesses to continue the development of such properties. In the course of its activities, the Corporation may enter into different types of agreements common in the mineral resource industry, such as purchase agreements or option agreements to purchase mining properties. The Corporation is the operator of all of its current option agreements and properties optioned to other parties.

        Currently, the Corporation’s principal exploration activities focus on gold properties in Burkina Faso. The Corporation has a secondary focus on diamonds, base metals and precious metals in Canada.

        The Corporation strives to be the operator on each of the exploration programs in which it participates. These operations are subject to environmental regulation in the various jurisdictions in which exploration programs are conducted. Environmental legislation is evolving in a manner that sets strict standards for compliance and sets increased fines and penalties for non-compliance. As well, environmental legislation is increasingly enforced, and usually requires stringent environmental assessments of proposed projects and an increased degree of responsibility on the part of companies and their officers, directors and employees.

There is no assurance that future changes in environmental regulation, if any, will not affect the Corporation’s operations. Environmental hazards may exist that have been caused by previous or existing owners or operators of properties in which the Corporation has an interest. Management strives to ensure full compliance at all times with the environmental legislation in the jurisdictions in which it holds an interest in properties or in which it is carrying out exploration activities.

        As at June 28, 2002, the Corporation had no employees. All officers, directors and management of the Corporation work as consultants. There are 6 individuals who are compensated by the Corporation with consulting fees on a regular basis.

Risk Factors

        The financial performance of the Corporation is subject to a degree of uncertainty as a consequence of certain characteristics of the Corporation’s operations and industry that may have a material impact upon, or constitute risk factors in respect of, the Corporation’s future financial performance, including without limitation the following factors:

•	To date, the Corporation has not discovered an economically viable mineral deposit, and there is no guarantee that the Corporation will ever discover a commercially mineable ore body that can be legally and economically exploited. There are a number of uncertainties inherent in any exploration and development program, including without limitation the location of economically viable mineral reserves and the receipt of necessary government permits.

•	The Corporation maintains its accounts in Canadian dollars. Its operations in Burkina Faso and Mali make it subject to foreign currency fluctuations that may materially affect its financial position and results. The Corporation currently does not hedge against currency exchange risks.

•	The Corporation’s most important assets are located in Burkina Faso and Mali, and mineral exploration activities in these countries may be affected by political stability and government regulations relating to the mining exploration industry, including, without limitation, regulations relating to production, price controls, export controls, income taxes, expropriation of property, environmental protections and the renewal and regulation of mining exploration and prospecting permits. The Corporation cannot predict or control changes in regulations or political stability, and any such changes may materially adversely affect the Corporation’s business, operations and financial performance.

4.3	Mineral Projects

        The following is a description of the current status of the mineral property interests of the Corporation. Upon completion of the merger between Coronation and Orezone’s wholly-owned subsidiary Orezone Inc., the Essakan Property will be a material property of Orezone.

Project	Country or Province	Size (sq. km)	Nature and Interest of the Corporation in the Property

Intiedougou Property	Burkina Faso(1)	385	90%(1) interest in a prospecting permit.

Bondigui Property	Burkina Faso(1)	340	Option to acquire a 54%(1) interest in
			a prospecting permit.

Sebedougou Property	Burkina Faso(1)	255	18%(1) interest in a prospecting
			permit.

Seguenega Property	Burkina Faso(1)	400	Option to acquire a 90%(1) interest in
			a prospecting permit.

Kerboule Property	Burkina Faso(1)	404	67.5%(1) interest in a prospecting
			permit, with an option to earn an
			additional 22.5% interest.

Kantela Property	Mali	48	Option to earn a 51% interest in a
			prospecting permit. [confirm % interest
			- should be consistent with text of AIF]

La Grande East Property	Quebec	6	100% interest in 13 mining exploration
			cells for 604.7 hectares, subject to a
			1% royalty.

La Grande Sud	Quebec	--	1% NSR on four permits and various
			claims, including La Grande Sud, all
			held by Virginia Gold Mines Inc.

Wemindji Property	Quebec	83	100% interest in 165 cells in two claim
			blocks, in which Patrician Diamonds
			Ltd. is earning up to a 70% interest
			subject completing a bankable
			feasibility study, subject to a 2% NSR
			to a third party.

WR Property	Ontario	89	Option to acquire a 50% interest in 42
			claim blocks totalling 555 units,
			subject to a 1% NSR.

Monster Copper Property	Yukon Territory	71	Option to acquire a 50% interest in 285
			claim units.

Project	Country or Province	Size (sq. km)	Nature and Interest of the Corporation in the Property

Essakan Property	Burkina Faso(1)	1,433	Coronation holds a 90%(1) interest in
			the six permits comprising the Essakan
			Property.

Notes: (1)	The government of Burkina Faso holds a 10% carried interest in all exploration permits issued in Burkina Faso.

Intiédougou Property

        The Intiédougou Property is located in southwest Burkina Faso and is 385 square kilometres in size. The Corporation acquired 90% of a prospecting permit on the property in 1996 from a local Burkina Faso businessperson. In order to keep the property in good standing, Orezone must pay a yearly tax based on the total area of the permit. Orezone must also submit, on a yearly basis, a report of the work done and a proposed budget for the next exploration program. A total of CDN$2,023,392 has been spent on the property to date.

        The Intiédougou Property is accessible by paved and lateritic roads year round. The permit is located 285 km southwest of Ouagadougou, and approximately 70 kilometres east of the second largest city of Bobo-Dioullaso.

        Two phases of RC drilling were completed during the 1996-1997 exploration season. The 1997-1998 exploration season work was started by an airborne magnetic/radiometric survey covering the entire property. A first diamond-drilling program, in December 1997, confirmed the presence of a major and well-mineralized syenite intrusive rock which is now designated the “A Zone” and “B Zone”. The A zone is an intrusive plug with dimension of 300m by 65m, dipping 55° to the east. The B Zone is a syenite dyke, 700m long and 10m wide. A 20-line kilometre ground geophysical (magnetic/IP) survey was performed on the detailed sampling grid of A/B zones in January 1998. The syenite unit exhibits low magnetic susceptibility and IP chargeability signatures. A second drilling program in 1998 comprising near surface RC drilling and deeper diamond drilling was designed to test the shape and extent of the A Zone as well as to test the B Zone. Through a regional soil geochem program performed in May and June of 1998 the C Zone was discovered 1.3 kilometres north of the A Zone. The C Zone was trenched and showed visible gold and grades up to 20 g Au/t in fractured, metasomatised and silicified rocks related to the intrusion of a felsic dyke into the andesitic country rocks.

        The 1998-1999 exploration activity started with a soil survey around the C Zone area. 78 RC holes spread on 22 sections allowed the investigation of these anomalies, the C Zone and its extensions. A 3900 metre, 340 hole RAB program was completed on the prospective Peksou Zone on the Pekpérine river basin area where high anomalous values were returned. Chip samples from drill holes in this area indicate mineralized quartz veins found in a sequence mostly composed of granite with some syenite covering an open area of 200 metres by 1 kilometre.

        A detailed regional soil sampling program on the Intiédougou fault trend near the northern border of the permit was rendered necessary after a discovery of gold quartz veins was made in 1999 by nomadic artisanal miners. Artisanal miners mine the Gogoba quartz vein field, consisting of up to 15 individual veins with widths of 1 to 3 metres and lengths of 100 to 300 metres. Values of up to 100 g Au/t were returned from the veins. Regional geological mapping was performed in February 1999.

        The 1999-2000 exploration program investigated the Peksou anomaly with RC drilling. Funded by the joint venture partner, Delta Gold Limited of Australia, a 26 hole RC program was designed to follow up a previous intersection of 10 metres at 19.1 gAu/t at the Peksou Zone (hole IRC00-05). The program also included some drilling at the C Zone, 500 metres to the south. Several holes were drilled at right angles to hole 05 in order to test the orientation and continuation of the mineralized zone. These include hole IRC01-01with 12 metres at 9.7 gAu/t immediately below hole 05, and hole IRC01-19 with 22 metres at 11.4 gAu/t, located 25 metres to the east. Hole 19 was stopped in the zone (at 44 metres), upon hitting the water table. The end of the hole assayed 9.0 gAu/t.

        The recent drilling suggests that the Peksou Zone is an altered contact between volcanic and intrusive rocks that generally trends east west with a steep dip. More drilling is required to further delineate the size and nature of the zone.

        The southeastern portion of the property was the recipient of a large regional soil sampling program in 2000. This area contains the same magnetic signature, structural and lithological regimes as the A and B zones.

        The Intiédougou Property has been the subject of a preliminary exploration program across the entire permit. The surface soil geochemical data has been significant in pinpointing areas anomalous in gold mineralization. This data, in concert with the airborne magnetic data, has allowed Orezone to prioritize and target specific areas for further work. There are 4 main zones that have been delineated through more detailed exploration and show significant mineralization. These areas require further work to indicate whether there are economically exploitable gold resources present. Orezone expects to incur expenditures of approximately US$150,000 in the year 2002 for further exploration work on the Intiédougou Property, which will primarily consist of further drilling activity.

Kerboulé Property

        The Kerboulé Property is 404 square kilometres in size and is located in the northern part of Burkina Faso near the Mali border. It is approximately 250 kilometres north of the capital city, Ouagadougou. The Corporation acquired an interest in a prospecting permit over the property in April 1997 and now holds a 67.5% interest in the permit. Adama Kindo, a local Burkina Faso businessperson, holds 22.5% of the permit. Mr. Kindo may contribute to future programs or revert to dilution and eventually a 3% NSR where 3/4 (2.25%) can be repurchased by the Corporation for US$1.5 million (leaving Mr. Kindo with a 0.75% NSR). Mr. Kindo has requested an offer from the Corporation to purchase his 22.5% interest. The Corporation has spent over $1,037,536 on the property to date. In order to keep the property in good standing, the Corporation must pay a yearly tax based on the total area of the permit. The Corporation must also submit, on a yearly basis, a report of the work done and a proposed budget for the next exploration program.

        The property is accessible by lateritic roads and trails for most of the year. The rainy season limits access to certain parts of the property between the months of July and August. The property lies within the Birimian aged (2.4 to 2.1 billion years) Djibo Greenstone Belt composed of a north-south trending sequence of mafic to felsic volcanics and argillaceous sediments. The local geology indicates mostly volcano-sedimentary and volcaniclastic rocks on the Kerboulé Property. The property is partly covered by aeolian sand or lateritic cuirasse. Younger Phanerozoic sediments (dolomites, conglomerates and wackes) overlie the northern third of the property.

        Two major structural breaks have been observed on the Kerboulé property. The first is the Inata shear zone, which is a northeast trending shear zone that is part of the northeast portion of the major shear zone that transects the Djibo greenstone belt. The Inata gold prospect, found along this main shear, is the premier gold zone on Resolute’s Belahouro property and is located approximately 25 kilometres south-southwest of the Kerboulé showings also found near this shear system. The second structural break is the Souma shear zone, which crosses the Souma River near the eastern edge of the property. The Souma shear zone contains several gold prospects, including the Souma prospect, found approximately 25 kilometres southeast of the Kerboulé Property.

        There are seven orpaillage sites on the Property: Kerboulé, Yaléma, South Kerboulé, North Kerboulé, Gassel Haissa, Ariel and Galon.

        The first phase exploration program on the Kerboulé Property was conducted between March and April 1997 and found encouraging results from three of the seven orpaillage sites. The Kerboulé (4.97 gAu/t grab and 0.5 gAu/t over 49 metres), Yaléma (17.2 gAu/t grab) and South Kerboulé (7.8 gAu/t grab, 1.02 gAu/t over 42 metres), lie within a lithological and structural corridor within the central portion of the permit. This corridor is mineralized in these specific areas and represents the best target area for further discovery.

        The second phase program was conducted between September 1997 and March 1998 and consisted of acquisition of Satellite Radar Imagery, Landsat Satellite Imagery, Air Photo Imagery and Airborne Magnetics. This second phase looked at the broad geological and structural regimes that play a role in the gold mineralizing events on the Kerboulé Property.

        The third phase exploration program was conducted between the months of November and December 1998 and February to July 1999. A total of 4,870 termite and soil samples were collected over the property. A detailed grid was set around the South Kerboulé to Yaléma corridor while the remainder was surveyed at a regional 200 metres by 200 metres scale or at 200 metres by 1 kilometre scale. Two trenches, each measuring 100 metres in length, were excavated on the South Kerboulé site, with 51 samples collected. The Corporation implemented 7,860 metres of RC drilling and 700 metres of RAB drilling in order to investigate the gold anomalies identified during the termite/soil sampling and in order to test the dip and strike continuity of three orpaillage sites: South Kerboulé, Kerboulé and North Kerboulé. A total of 3930 samples were taken from 106 RC drill holes and 340 samples were taken from 21 RAB drill holes. Drill hole RCK99-04 intersected 1.5 gAu/t over 130 metres, which included 3.2 gAu/t over 30 metres and drill hole RCK99-58, which returned 56 metres of 2.5 gAu/t material.

Essakan Property

        The Essakan Property consists of six permits located in the northeast of Burkina Faso, some 330 kilometers by road from the capital, Ouagadougou. Access from the capital is by paved road for the first 105 kilometres and by well-maintained laterite road. Access is via local tracks and paths suitable for four wheel drive vehicles. The climate is typically Sahelian, with a wet season between late May and September. The rest of the year remains dry. The terrain of the Essakan property is predominately flat with small isolated hills and laterite mesas. Vegetation consists mostly of light scrub and seasonal grasses with some cultivation of millet and maize and livestock grazing.

        Gold-bearing quartz veins have been mined by artisans on the Essakan property since 1984. State records indicate that in the late 1980‘s and early 1990‘s the artisans produced some 500 kilograms of gold a year. BHP Billiton Limited conducted a program of trenching, drilling and mapping on the Essakan property in 1995. The drilling comprised some 117 vertical reverse circulation holes totalling 7,263 meters and 7 diamond drill holes inclined at 60 degrees to local grid west, totalling 1,390 meters. Coronation acquired the Essakan property in May, 2000 and entered into an agreement with Ranger Minerals Ltd. of Australia ("Ranger") whereby Ranger agreed to conduct extensive drilling over the main orebody.

        The major part of the region is underlain by Precambrian strata of the West African Craton. Major lineaments reflect a polyphase structural evolution of collision and overthrusting followed by transgressive faulting. Syn- and post-tectonic granites intrude the Birmian. Archean gneisses and schists form the basement through the majority of Burkina Faso and these are unconformably overlain by belts of Birmian and occasionally Tarkwaian-age rocks. The Essakan deposit is hosted within a volcano-sedimentary sequence in a Birmian greenstone belt in the northeast of Burkina Faso. It comprises a quartz vein stockwork within a sericitised muscovite and carbonate altered feldspathic arenite. The arenite unit is exposed along a subtle ridge formed by the crest of a thrust faulted, north-northweset trending anticline that plunges to the north. The arenitic unit is some 20 to 40 meters thick and the contained stockwork appears to be controlled by the intersection of the anticlinal crest with the thrusts, which dip at 30 degrees to 40 degrees to the northeast. The arenite unit is bounded by thinly bedded turbidite sequences comprising shales, siltstones and sandstones.

        Exploration on the Essakan Property has been comprised of drilling (RC, RAB and diamond core) by BHP Billitton Limited and Ranger, as well as a trenching program undertaken by BHP Billiton Limited. In 2000, Ranger conducted a regional mapping program. The Essakan Property sample database is composed of trench, RC drill hole and diamond drill hold samples taken by BHP during their exploration campaign and RC, RAB and diamond drill hole samples taken by Ranger during their exploration program between 2000 and 2001.

        Following the Ranger drilling campaign of 2000 to 2001, revised resource estimates were calculated and classified by Hellman and Schofield Pty Ltd. under the Australasian Institute of Mining and Metallurgy Joint Ore Reserve Committee’s code for reporting of mineral reserves and resources. These resource estimates are summarized below for a 1 gram per ton gold cut off grade:

Zone	Measured		Indicated		Inferred		Measured plus Indicated

	tonnes	grade	tonnes	grade	tonnes	grade	tonnes	grade

Artisanal	917,400	1.95	686,200	1.76	113,900	1.94	1,603,700	1.83

Oxide	3,196,100	2.08	2,146,100	2.06	842,000	1.81	5,342,300	2.07

Transition	3,190,800	2.08	2,481,800	2.14	1,135,100	1.83	5,672,700	2.11

Zone	Measured		Indicated		Inferred		Measured plus Indicated

	tonnes	grade	tonnes	grade	tonnes	grade	tonnes	grade

Primary	1,434,500	2.01	3,838,400	2.07	3,728,500	1.75	5,273,000	2.06

        In April of 2002 A C A Howe International Limited prepared a technical report on the Essakan property. Dr. David Patrick, a senior geologist, acted as the Qualified Person who supervised the preparation of this technical report. Dr. Patrick verified the data disclosed in the technical report. The technical report recommended a program of test work to establish the resource grade.

        A $US1,000,000 exploration program is planned for Essakan in the next 12 months. This includes a regional soil sampling program, ground geophysics, geological mapping, compilation of historic data, acquisition of remote sensing data and RC, RAB and diamond drilling.]

Bondigui Property

        The Bondigui Property is 340 square kilometres in size and is located in the Houndé greenstone belt in southwestern Burkina Faso. It lies directly south of the Intiédougou Property. The Corporation may earn a 60% interest in a prospecting permit by spending US$600,000 on exploration over 3 years. Upon completion of Orezone’s earn-in the owner may contribute or be diluted out to a 3% NSR where 3/4 of this can be bought back for $US1.5 million. An amendment signed on May 31, 2001 allows the Corporation to bring in any third party to earn a majority interest in the property. There is also an outstanding offer of approximately US$150,000 to purchase the property outright from the Burkinabe title-holder, Mr. Barro. The Corporation has spent $219,820 on the Bondigui property to date.

Sebedougou Property

        The Sebedougou Property is 255 square kilometres in size and is located immediately north of the Corporation’s Intiédougou Property and 300 kilometres west of the capital city of Ouagadougou. The prospecting permit is held by Coronation, with the Corporation earning a 60% interest in the permit by spending US$600,000 in exploration over a three-year period. The Corporation has spent CDN$301,555 to date. Previous work by international and local governments included extensive soil geochemistry for base metals and gold, as well as regional mapping and prospecting.

Seguenega Property

        The Seguenega Property is 400 square kilometres in size and is located in the northwest part of Burkina Faso, 200 kilometres north of Ouagadougou. The Seguenega property is accessible by a paved 2-lane road north from Ouagadougou to Ouahigouya for approximately 250 kilometres, and then a 2-lane gravel road which extends east from Ouahigouya for approximately 100 kilometres to the town of Seguenega in the northeast part of the property. The Corporation acquired a 90% interest in a prospecting permit from Repadre, a corporation existing under the laws of Canada, by issuing 200,000 Share. Repadre holds a 3% NSR royalty, of which Orezone can repurchase up to 2% for $2 million, or $100,000 for each 0.1% repurchased.

Kantela Property

        The Kantela property occupies 48 square kilometres and is located 12 kilometres south of the Sadiola Mine and 85 kilometres south of Kayes in northwest Mali. Access roads are good due to the proximity of the Sadiola gold mine, which is owned by Anglogold of South Africa and IAMGold of Canada. The Corporation can earn a 51% interest in the Kantela Property by spending $500,000 on exploration and by making cash payments of $65,000 to Mr. Ambogo Guindoover over a three-year period. The Corporation has spent $180,000 on the property to date.

        The Corporation has recently funded two programs on the Kantela Property. The first program was to verify previously outlined soil and anthill gold anomalies, and the second consisted of a RAB drilling program to investigate these anomalies.

La Grande Property Interests, Quebec, Canada

        The La Grande Property consists of the La Grande East block, which encloses 13 cells and covers 604.7 hectares. This property is situated 95 kilometres southeast of Radisson, in the James Bay area of Northern Quebec. The Corporation has completed its earn-in option on the La Grande East permit from Virginia Gold Mines Inc., a corporation existing under the laws of Quebec (“Virginia”), by spending $100,000 on exploration over 3 years. Virginia holds a 1% NSR on the La Grande East block. As a result of being a joint venture partner with Virginia in 1995 during the discovery of La Grande Sud, the Corporation holds a 1% NSR on four permits and related claims held by Virginia.

Wemindji Property, Quebec, Canada

        The Wemindji property claims cover 165 cells in two claim blocks covering 8324.2 hectares. The claims are situated on the east side of James Bay, west of Highway #109 from Mattagami to Radisson. The village of Wemindji is approximately 30 kilometres to the south west of block A. The Corporation owns 100% of the claims over the Wemindji Property. Patrician Diamonds Ltd., a corporation existing under the laws of Ontario (“Patrician”), may earn a 50% interest in the claims by issuing 400,000 of its shares to the Corporation. Patrician may earn up to a 70% interest in the claims by performing a 2000 tonne bulk sample and a feasibility study by October 23, 2007.

WR Property, Ontario, Canada

        The WR property is located 55 kilometres northwest of Kapuskasing, Ontario. It consists of 42 claim blocks, totalling 555 units and covers 89 square kilometres in the townships of Hillmer, McKnight, Burritt, Haney and Boyle. No previous work has been completed within the claim blocks. Northern Shield Resources Inc., a private company, holds a 100% interest in these claims, with the Corporation having the right to earn a 50% option by incurring exploration expenditures of $500,000 before February 15th, 2003. The Corporation has spent $87,000 to date on the WR property.

Monster Copper Property, Yukon Territory, Canada

        The Monster Copper property consists of 285 claims located in the Dawson Mining Division in the Yukon Territory. Monster Copper Resources Inc. owns 100% of these claims, with the Corporation having the right to earn a 50% option in the claims by spending $1.2 million on the property before March 31, 2006. To date, the Corporation has spent approximately $100,000 on the property.

ITEM 5:  SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1	Annual Information

        The following selected consolidated financial information of the Corporation, as it relates to the financial years ended December 31, 2001, 2000 and 1999 is derived from the audited consolidated financial statements of the Company:

	2001	2000	1999

Total Revenues	$ 16,554	$ 3,511	$ 29,316

Net (loss)	(1,066,343)	(350,829)	(685,961)

Net (loss) on a per share basis .	(0.05)	(0.02)	(0.05)

Net (loss) on a fully diluted per share
basis	(0.04)	(0.01)	(0.03)

Total assets	$ 4,692,014	$ 5,244,186	$ 4,537,117

Total long-term financial liabilities	$ 27,495	$ 27,495	$ 27,495

5.2	Dividends

        The Corporation’s current dividend policy is to not pay dividends and to retain future earnings to finance the growth and development of the Corporation’s business. The Corporation is not aware of any restriction that could prevent it from paying dividends in the future.

ITEM 6:   MANAGEMENT’S DISCUSSION AND ANALYSIS

6.1	Form 44-101F2 Disclosure

        During the fiscal year ended December 31, 2001, the Corporation reported a net loss of $1,066,343 ($0.05 per share) compared to a net loss of $350,829 ($0.02 per share) for the fiscal year ended December 31, 2000. Administration costs for the fiscal year ended December 31, 2001 were $193,788 compared to $343,464 for the fiscal year ended December 31, 2000. Expenses are down significantly as a result of reductions to promotion related expenditures.

        In the year 2001, the Corporation spent a total of $909,537 directly on exploration, as compared to $871,008 in 2000. Joint venture partner Delta Gold Limited of Australia reimbursed the Corporation a total of $616,320 in 2001 for exploration expenditures on the Intiédougou Property in Burkina Faso. As of December 31, 2001 Orezone’s working capital was $100,875, as compared to $522,475 in 2000. During 2001, the Corporation raised $210,000 through the issuance of 1,750,000 Shares. A total of $691,209 was written off 2001 in order to offset the cost of abandoning 3 properties, while a total of $10,876 was written off in 2000 to offset the cost of abandoning 1 property. A total of $50,000 in advance royalty payments was also written down in 2001.

        The Corporation will focus its continued gold exploration activities primarily in Burkina Faso, with funds from the treasury. The Corporation will be required to raise additional funds in the next year to fund its planned work programs and offset the cost of its operating budget. Management will aggressively pursue possible partnerships and alternate sources of funds in order to minimize the costs and risks of the exploration activities.

        Orezone’s management is responsible for the preparation of the financial statements as well as the integrity and objectivity of the information contained in this Annual Information Form. The financial statements were audited by Raymond Chabot Grant Thornton, the Corporation’s independent auditors, in accordance with Canadian generally accepted auditing standards and include examination on a test basis and other procedures that permit them to express an opinion on the financial statements prepared by management.

ITEM 7:  MARKET FOR SECURITIES

7.1	Market for Securities

        The Shares are listed on The Toronto Stock Exchange under the symbol “ORZ”. No other shares of the Corporation are listed on a stock exchange. As of the date hereof, there are 24,328,643 Shares of the Corporation issued and outstanding.

ITEM 8:  DIRECTORS AND OFFICERS

8.1	Name, Address, Occupation and Security Holding

        The following table sets forth the names and municipalities of residence of the directors and officers of the Corporation, their positions held with the Corporation and their principal occupations during the past five years and the number of Shares owned by them:

Name and Municipality of Residence and Position with the Corporation	Position (date became an officer or director	Principal Occupation during past five years	Class A Shares beneficially owned or controlled

Ronald N. Little, PEng,	President, Director	Vice President of Neville Scott	807,985
Ottawa, Ontario	(1995) and Chief	Mining Consultants Ltd., a
	Executive Officer (1995)	consulting business, since 1997.
		Director of Majescor Resources
		Inc. since 2000.

Robert Mason1, PhD, Kingston,	Executive Vice President,	President of Mason Exploration	146,000
Ontario,	Geology and Director	Associates, Ltd. Director of
		(1995	Amazoni	a

Michael Halvorson1, MA,	Director (1999)	President of Halcorp Capital	363,666
Calgary, Alberta		Ltd., a finance consulting
		business. Director of: Western
		Copper Holdings Limited since
		1997, Slane Petroleums Inc. since
		1998, Viceroy Resources Corp.
		since 1996, Gentry Resources Ltd.
		since 1994 and Consolidated
		Trillion Resources Ltd. since
		1993.

John Paterson1, PEng,	Director (1996)	Director of Golden Summit Mines,	50,000
Carlisle, Ontario		President and Chief Executive
		Officer of Geomaque Explorations
		Ltd. until December, 2001,
		consultant and associate of
		Roscoe Postle Associates, a
		mining and exploration business.

Jeff Ackert, BSc, North Gower,	Vice President	President of Neville Scott Mining	518,033
Ontario	Exploration (1999)	Consultants Ltd., a consulting
		business, since 1997.

Notes:
(1)     Member of the audit committee.

        The Corporation’s directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 1,885,684 Shares representing 7.75% of the issued and outstanding Shares.

        In addition, the Corporation’s directors, officers, advisors and consultants as a group hold incentive stock options for the purchase of an aggregate of 2,511,450 additional Shares, which options are exercisable at prices between $0.20 and $0.50 per Share.

ADDITIONAL INFORMATION

        Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s Management Information Circular prepared in connection with the Corporation’s Annual and Special Meeting of Shareholders to be held on June 27, 2002. Additional financial information is provided in the Corporation’s comparative financial statements for the fiscal year ending December 31, 2001. A copy of such documents may be obtained, upon request, from the Executive Vice President of the Corporation.

        Upon request the Corporation will provide you with (i) one copy of the Corporation’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form, (ii) one copy of the Corporation’s comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year, (iii) one copy of the Management Information Circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors, and (iv) when securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus not otherwise referred to herein.